VIA EDGAR
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                                                               November 17, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds

Re:   Form S-1, Amendment 3, Filed October 1, 2009
      File: 333-1587321

Dear Mr. Reynolds:

Please be informed that the undersigned has received and read your letter dated October 27, 2009, and your supplemental letter dated November 10, 2009, regarding the Company's Registration Statement on Form S-1 ("Amendment No. 3") as filed with the Securities and Exchange Commission ("Commission") on October 1, 2009.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in the October 27th letter and to key those responses to the revisions and additions specified in Amendment No. 4 to Form S-1 ("Amendment No. 4"), which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond to the headings and order of the paragraphs in your letter.

Facing Page of the Registration Statement
-----------------------------------------

1. Please revise to check the box to indicate that your offering is being conducted pursuant to Rule 415.

RESPONSE: Please note the registration statement has been revised to reflect that the offering is being conducted pursuant to Rule 415.

Use of Proceeds, page 16
------------------------

2. We note your response to comment 8 and the changes you have made to the Use of Proceeds section. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate.

RESPONSE: Please note the registration statement has been revised in response to this comment. We have removed language that reserves the right to change the use of proceeds.

Exhibits
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We note your response to comment 17. As previously noted, counsel is required to opine of the legality of the securities under the law of the state in which the registrant is incorporated. Please revise accordingly. Additionally, it is necessary to re-date the legality opinion and revise the description of exhibits as appropriate.

RESPONSE: Please note that the legality opinion of Mirman Law Group has been revised to specifically state that counsel has opined on Florida law and that the securities, when properly issued, will be legally issued under Florida law. Additionally, the date on counsel's letter, and references thereto in the registration statement, has been updated.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated October 27, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Finally, the Company hereby requests acceleration of the effective date of the above-captioned Registration Statement as soon as practicable.

The undersigned registrant acknowledges that:

o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Mark Nicholas

Mark Nicholas